SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                           First Security Bancorp, Inc.

          (Exact Name of Registrant as Specified in Its Charter)


                 Kentucky                                   61-1364206

 (State of Incorporation of Organization)                 (I.R.S. Employer
                                                          Identification no.)

              318 East Main Street, Lexington, Kentucky 40507

              (Address of Principal Executive Offices)     (Zip Code)


       If this form relates to the              If this form relates to the
       registration of a class of               registration of a class of
       securities pursuant to Section           securities pursuant to Section
       12(b) of the Exchange Act and            12(g) of the Exchange Act and
       is effective pursuant to General         is effective pursuant to General
       Instruction A.(c), please check          Instruction A.(d), please check
       the following box. ___                   the following box. ___

Securities Act registration statement file number to which this form relates:
  333-33350
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

           Title of Each Class                  Name of Each Exchange on Which
           to be so Registered                  Each Class is to be Registered

--------------------------------------   --------------------------------------

--------------------------------------   --------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:


                           Common Stock, No Par Value
                                (Title of Class)


Item 1.  Description of Registrant's Securities to be Registered.

     The following is a summary of the common stock and the rights of shareholders. The following summary is not intended to be complete and is qualified in its entirety by reference to the Kentucky Revised Statutes as well as our articles of incorporation and bylaws.

Anti-Takeover Provisions Generally.

     Our articles of incorporation and bylaws contain certain provisions designed to assist our board of directors in playing a role if any group or person attempts to acquire control of us so that the our board of directors can further protect our interests and its shareholders under the circumstances.
These provisions may help our board of directors determine that a sale of control is in the best interests of our shareholders, or enhance our board of directors' ability to maximize the value to be received by the shareholders upon a sale of control.

     Although management believes that these provisions are beneficial to our shareholders, they also may tend to discourage some takeover bids. As a result, our shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that these provisions discourage undesirable proposals, we may be able to avoid those expenditures of time and money.

     These provisions also may discourage open market purchases by a company that may desire to acquire us. Those purchases may increase the market price of common stock temporarily, and enable shareholders to sell their shares at a price higher than that they might otherwise obtain. In addition, these provisions may decrease the market price of common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The provisions also may make it more difficult and time consuming for a potential acquirer to obtain control through replacing our board of directors and management. Furthermore, the provisions may make it more difficult for shareholders to replace our board of directors or management, even if a majority of the shareholders believe that replacing our board of directors or management is in our best interests. Because of these factors, these provisions may tend to perpetuate the incumbent board of directors and management. For more information about these provisions, see the subsections "Amendment of Articles of Incorporation and Bylaws," "Classified Board of Directors and Cumulative Voting," "Director Removal," "Limitations on Director Liability," "Indemnification," and "Business Combinations," below.

Authorized Capital Stock.

         First Security Bancorp is authorized to issue 5,000,000 shares of common stock, 1,456,250 of which are currently issued and outstanding. Our board of directors may authorize the issuance of additional shares of common stock without further action by our shareholders, unless applicable laws or regulations or a stock exchange on which our capital stock is listed requires shareholder action.

         The authority to issue additional shares of common stock provides us with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The authorized but unissued shares of common stock may be issued from time to time for any corporate purpose, including, stock splits, stock dividends, employee benefit and compensation plans (including awards under the First Security Bancorp Stock Award Plan), acquisitions and public or private sales for cash as a means of raising capital. The shares could be used to dilute the stock ownership of persons seeking to obtain control of First Security Bancorp. The sale of a substantial number of shares of voting stock to persons who have an understanding with us concerning the voting of such shares, or the distribution or declaration of a dividend of shares of voting stock (or the right to receive voting stock) to its shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of First Security Bancorp.

Preemptive Rights.

         The Kentucky Business Corporation Act provides that, unless a Kentucky corporation's articles of incorporation expressly provides for preemptive rights, shareholders of a Kentucky corporation do not have a preemptive right to acquire proportional amounts of the corporation's unissued shares upon a decision of the board of directors to issue shares. Our Articles of Incorporation do not provide for preemptive rights to our shareholders.

Amendment of Articles of Incorporation and Bylaws.

         First Security Bancorp may amend its articles of incorporation in any manner permitted by Kentucky law. The Kentucky Business Corporation Act provides that a corporation's charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders. Our articles of incorporation require a vote of eighty percent (80%) or more of the shares of capital stock entitled to vote in an election of directors to amend the articles of the articles of incorporation governing directors and to remove a director from office without cause. An eighty percent (80%) vote is also required to amend, alter, or repeal the articles of the articles of incorporation governing directors, the removal of a director from office without cause and business combinations.

         Our board of directors may adopt, amend or repeal our bylaws by a majority vote of the entire board of directors. The bylaws may also be amended or repealed by action of our shareholders.

         Our articles of incorporation provides that our board of directors must exercise all powers unless otherwise provided by law. The board of directors may designate an executive committee and may authorize that committee to exercise all of the authority of the board of directors.

Classified Board of Directors and Cumulative Voting.

         Our articles of incorporation provide that the respective board of directors is to be divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office. The effect of having a classified board of directors is that only approximately one-third of the members of our board of directors in question are elected each year. As a result, two annual meetings are required for shareholders to change a majority of the members of our board of directors.

         The purpose of dividing the board of directors into classes is to facilitate continuity and stability of leadership by ensuring that experienced personnel familiar with us, will be represented on the board of directors at all times, and to permit management to plan for the future for a reasonable amount of time. However, by potentially delaying the time within which an acquirer could obtain working control of our board of directors, such provisions may discourage some potential mergers, tender offers or takeover attempts.

         Pursuant to our articles of incorporation, each holder of common stock is entitled to one vote for each share of common stock held in the election of directors, and is entitled to cumulative voting rights in the election of directors. With cumulative voting, a shareholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The shareholder has the right to distribute all of his or her votes in any manner among any number of candidates or to accumulate such shares in favor of one candidate.

Director Removal.

         Our articles of incorporation provides that a director may be removed without cause by the shareholders only if the shareholders holding at least eighty percent (80%) of the voting power entitled to vote generally in the election of directors vote for such removal. The purpose of this provision is to prevent a majority shareholder from circumventing the classified board system by removing directors and filling the vacancies with new individuals selected by that shareholder. This provision may have the effect of impeding efforts to gain control of the board of directors by anyone who obtains a controlling interest in common stock.

Limitations on Director Liability.

         Section 271B.8-330 of the Kentucky Business Corporation Act provides that a director shall not be liable for any action, or failure to take action if he discharges his duties:

                  in good faith;

                  with the care of an ordinarily prudent person in a like position under similar circumstances; and

                  in a manner the director reasonably believes to be in the best interests of the corporation.

         In discharging his duties, a director may rely on the information, opinions, reports or statements, including financial statements, prepared or presented by officers or employees of the corporation whom the director reasonably believes to be reliable. The director may also rely on such information prepared or presented by legal counsel, public accountants or other persons as to matters that the director reasonably believes are in the person's competence.

         Our articles of incorporation limit the liability of our directors to the greatest extent permitted by law and provide that no director shall be personally liable to First Security Bancorp or its shareholders for monetary damages for a breach of his or her duties as a director, except for liability
(a) for any transaction in which the director's personal financial interest is in conflict with the financial interest of the entity in question or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law,
(c) for voting for or assenting to any distributions made in violation of
Section 271B.8-330 of the Kentucky Revised Statutes or (d) for any transaction from which the director derives an improper personal benefit.

Indemnification.

         Under the Kentucky Business Corporation Act, a corporation may indemnify any director against liability if the director:

                  conducted himself or herself in good faith;

                  reasonably believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the best interests of the corporation;

                  reasonably believed, in all other civil cases, that his or her conduct was at least not opposed to the corporation's best interests; and

                  in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Unless limited by its articles of incorporation, a Kentucky corporation must indemnify, against reasonable expenses incurred by him or her, a director who was wholly successful, on the merits or otherwise, in defending any proceeding to which he or she was a party because he or she is or was a director of the corporation. Expenses incurred by a director in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding if three conditions are met:

                  the director must furnish the corporation a written affirmation of the director's good faith belief that he or she has met the standard of conduct as set forth above;

                  the director must furnish the corporation a written undertaking by or on behalf of a director to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation against such expenses; and

                  a determination must be made that the facts then known to those making the determination would not preclude indemnification.

     A  director  may  apply for  court-ordered  indemnification  under  certain
circumstances.   Unless  a  corporation's   articles  of  incorporation  provide
otherwise,
                  an officer of a corporation is entitled to mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director;

                  the corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director; and

                  a corporation may also indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

         Our articles of incorporation and bylaws, provide for the indemnification of our directors and officers to the fullest extent permitted by Kentucky law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling First Security Bancorp under the provisions described above, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Special Meetings of Shareholders.

         Special meetings of our shareholders may be called for any purpose or purposes whatever at any time by five (5) or more shareholders owning, in the aggregate, not less than twenty-five percent (25%) of the shares entitled to vote at such meeting.

Actions by Shareholders Without a Meeting.

         Our bylaws provide that any action required or permitted to be taken by their respective shareholders at a duly called meeting of shareholders may be effected by the unanimous written consent of the shareholders entitled to vote on such action.

Shareholder Nominations and Proposals.

         Our articles of incorporation and bylaws are silent as to whether a shareholder may nominate members of the board of directors or submit proposals to be presented at an annual meeting of shareholders.

Business Combinations.

         Holders of eighty percent (80%) or more of our common stock must approve a merger, consolidation, a sale or lease of 10% of the assets of First Security Bancorp or sale of First Security Bancorp common stock if the other party to the transaction (including affiliates of such person) is a beneficial owner of 15% or more of the outstanding shares of common stock. An eighty percent (80%) vote is not required for any merger or consolidation of First Security Bancorp with or into any corporation or entity if a majority of the outstanding shares of voting capital stock is owned by First Security Bancorp or if such transaction is approved by a majority of "continuing directors" (as defined in our articles of incorporation).

         The requirement of a supermajority vote of shareholders to approve certain business transactions may discourage a change in control by allowing a minority of our shareholders to prevent a transaction favored by the majority of the shareholders. Also, in some circumstances, the board of directors could cause an eighty percent (80%) vote to be required to approve a transaction and thereby enable management to retain control over our affairs. The primary purpose of the super majority vote requirement is to encourage negotiations by groups or corporations interested in acquiring control of First Security Bancorp and to reduce the danger of a forced merger or sale of assets.

         As a Kentucky corporation, First Security Bancorp is or could be subject to certain restrictions on business combinations under Kentucky law, including, but not limited to, combinations with interested shareholders.

Limitations on Ability to Vote Stock.

         Our articles of incorporation and bylaws contain no provisions restricting a shareholder's ability to vote shares of his voting stock.

Dissenters' Rights of Appraisal.

         Under the Kentucky Business Corporation Act, a shareholder is generally entitled to dissent from a corporate action and obtain payment of the fair value of his shares in certain events. These events generally include: (1) mergers, share exchanges and sales of substantially all of the corporation's assets other than in the usual and regular course of business, if the shareholder is entitled to vote on the transaction; (2) certain types of amendments of the corporation's articles of incorporation that materially and adversely affects a shareholder's rights; or (3) other corporate actions taken pursuant to a shareholder vote, to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provide for dissenters' rights. Our articles of incorporation and bylaws of Bancorp and the Bank do not provide for any such additional dissenters' rights.

Shareholders' Rights to Examine Books and Records.

         The Kentucky Business Corporation Act provides that a shareholder of a Kentucky corporation may inspect and copy books and records of the corporation during regular business hours, if he or she gives the corporation written notice of his or her demand at least five business days before the date of the inspection. In order to inspect certain records, written demand must also be made in good faith and for a proper purpose and must describe with reasonable particularity the purpose of the request and the records the shareholder desires to inspect.

Dividends.

         Our ability to pay dividends on common stock is governed by Kentucky corporate law. Under Kentucky corporate law, dividends may be paid so long as the corporation would be able to pay its debts as they become due in the ordinary course of business and the corporation's total assets would not be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution to shareholders whose preferential rights are superior to those receiving the distribution.

         The Board of Directors of First Security Bancorp's subsidiary, First Security Bank, may declare dividends on shares of First Security Bank common stock out of funds legally available therefor. The payment of dividends on First Security Bank common stock is subject to certain limitations imposed by law. Under Kentucky law, dividends by Kentucky banks may be paid only from current or retained net profits. Before any dividend may be declared for any period, other than with respect to preferred stock, if any, a bank must increase its capital surplus by at least 10% of the net profits of the bank for such period until the bank's capital surplus equals the amount of its stated capital attributable to its common stock. Moreover, the Commissioner of the Kentucky Department of Financial Institutions must approve the declaration of dividends if the total dividend to be declared by a bank for any calendar year would exceed the bank's total net profits for such year combined with its retained net profits for the preceding two years, less any required transfers to surplus or a fund for the retirement of preferred stock, if any, or debt.

Purchase of Own Stock.

         Under Kentucky law, a corporation such as First Security Bancorp may purchase, take, receive or otherwise acquire its own shares so long as such action will not (i) render the corporation unable to pay its debts as they become due in the normal course of business or (ii) render the corporation's total assets less than the sum of its total liabilities plus amounts needed (if the corporation were to be dissolved at such time) to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those whose shares are being purchased. However, in some circumstances a bank holding company may not purchase or redeem its own shares without prior notice to and approval of the Federal Reserve Board.

Item 2.  Exhibits.

         The following exhibits are filed herein:

         3.1 Articles of Incorporation of First Security Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form SB-2 [No. 333-43444]).

         3.2      Articles of Amendment to Articles of  Incorporation  of
                  First Security  Bancorp,  Inc.  (incorporated by reference to
                  Exhibit 3.2 of the Company's Registration Statement on
                  Form SB-2 [No. 333-43444]).

         3.3 Bylaws of First Security Bancorp, Inc. (incorporated by reference to Exhibit 3.3 of the Company's Registration Statement on Form SB-2 [No. 333-43444]).


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                 FIRST SECURITY BANCORP, INC.
                                            -----------------------------------
                                                      (Registrant)


Date     April 30, 2002                    By:      /s/ John S. Shropshire

                                           John S. Shropshire, President and
                                           Chief Executive Officer

                                  EXHIBIT INDEX

         3.1 Articles of Incorporation of First Security Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form SB-2 [No. 333-43444]).

         3.2 Articles of Amendment to Articles of Incorporation of First Security Bancorp, Inc. (incorporated by reference to
                  Exhibit 3.2 of the Company's Registration Statement on
                  Form SB-2 [No. 333-43444]).

         3.3 Bylaws of First Security Bancorp, Inc. (incorporated by reference to Exhibit 3.3 of the Company's Registration Statement on Form SB-2 [No. 333-43444]).